Steven M. Przesmicki (858) 550-6070 przes@cooley.com	VIA EDGAR AND FEDEX

August 9, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant
Stephani Bouvet, Staff Attorney
Maryse Mills-Apenteng, Special Counsel

RE:	DivX, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009

Ladies and Gentlemen:

On behalf of DivX, Inc. (the “Company”), we are electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in the letter dated July 26, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009. The numbers of the paragraphs below correspond to the numbers of the comments included in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Item 1A. Risk Factors

“Any Failure or interruption of the services provided by bandwidth providers, data centers or other key third parties could subject our business to disruption ...,” page 24

1.	You state that you rely on third-party vendors, including data center and bandwidth providers, for network access or co-location services that are essential to your business. Please include a materially complete discussion of these essential vendor relationships in the business section. In addition, tell us what consideration you have given to filing any of these third-party vendor agreements as exhibits to your Form 10-K. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company respectfully submits that the risk factor, as currently drafted, does not accurately reflect the significance of these risks to the Company. As background, the Company notes that it does rely on data center and bandwidth providers for many aspects of its business,

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Securities and Exchange Commission

August 9, 2010

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including to enable it to provide downloads of its software and content distribution services to its Open Video System, or OVS, partners. However, the aggregate revenue currently generated directly by the relevant portions of the Company’s business are minimal. Also, while the Company’s business could be materially impacted by lengthy failures of these network access or co-location services, the likelihood of such lengthy failures is remote. The services described in the risk factor are available from multiple third parties and the Company believes it would be able to replace and substitute providers of such services as needed without causing material harm to the Company’s business.

As a result, the Company is not dependant on any specific vendor relationship, and the risks generally resulting from the reliance on the availability of data center and bandwidth services do not fundamentally impact the Company’s current business. As a result, the Company does not believe that it is substantially dependent upon any agreement with a data center or bandwidth service provider such that the agreement would be required to be filed pursuant to Item 601(b)(1)(ii)(B) of Regulation S-K.

The Company respectfully submits that, in future filings, it will revise the disclosure referenced by the Staff above to more accurately describe the risk to the Company as it relates to reliance upon data center and bandwidth services.

Item 15. Exhibits and Financial Statement Schedules

Note 3. Financial Statement Details, page F-20

2.	We note that you entered into several format approval agreements during the past three fiscal years. Tell us why you believe amortization expense for these agreements should be classified in sales, general and administrative expense versus cost of revenue.

Response:

Supplementally, the Company respectfully submits to the Staff that it generates licensing revenue from device manufacturers that incorporate DivX technology into their products. The Company entered into format approval agreements primarily for the purpose of promoting the use of the DivX file format as a way to transfer, store, and consume digital media content. The Company does not own or distribute the content from the media content studios and does not generate revenue directly as a result of the format approvals obtained through these agreements. Therefore, the associated amortization expenses are not costs of earning revenue.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission

August 9, 2010

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The format approval agreements that the Company entered into during the three fiscal years ended December 31, 2009 were executed with Lions Gate Films, Inc., Paramount Digital Distribution, Sony Pictures Television Inc. and Sony Pictures Television International (together with Sony Corporation and its affiliates, “Sony”), Starz Media, LLC, and Warner Brothers Home Entertainment Inc. As a result of these format approval agreements certain studio content is available in the DivX format to third parties. Media content studios separately engage with third parties to offer to consumers studio-owned premium content in the DivX format for playback on consumer electronic products that incorporate DivX technology. The Company obtained the formal approvals as a marketing tool to increase the amount of premium content available to end users in the DivX format. The Company believes that the increased availability of premium content in the DivX format drives end user purchases of consumer electronics products that incorporate DivX technology. This incentivizes device manufacturers to license DivX technology and incorporate the technology in a greater number of devices from which the company ultimately earns licensing revenue.

With the exception of Sony, the Company does not earn any licensing revenue from these studios. With regards to Sony, the Company earns licensing revenue under separate agreements pursuant to which Sony incorporates DivX technology into its consumer electronics devices sold to third parties. The Company performed an analysis in accordance with Accounting Standard Codification Topic 605-50, formerly EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer, and concluded that it could not meet the criteria under the guidance to overcome the presumption that the format fee paid by DivX to Sony was a reduction in the royalties earned from Sony. As such, the Company records the amortization expense of the Sony format fees paid as a reduction of revenue earned from Sony, as the Company disclosed in its Form 10-K filed for year ended December 31, 2009.

Note 7. Contingencies, page F-28

3.	We note that you entered into a settlement agreement with UMG on November 11, 2009 and you may be obligated to pay Universal Music Group, Inc. either $6 million or $15 million upon the occurrence of “certain triggers.” Please explain in further detail and tell us how you considered disclosing the nature of these triggers. Additionally, tell us how you considered filing the settlement agreement as an exhibit pursuant to Item 601 of Regulation S-K.

Response:

The Company respectfully submits that it does not consider the specific triggers for payment under the settlement agreement to be material to an investor’s understanding of the Company or its business. Given the Company’s assets and cash position, and taking into account that the Company has no material obligations under the settlement agreement other

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission

August 9, 2010

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than the potential payment of either $6 million or $15 million, the Company does not believe that the settlement agreement is material to the Company’s business. In addition, the Company believes that the likelihood that the Company will be required to pay any amount under the settlement agreement is not probable to occur. As a result, the Company has not reserved any amount related to the settlement agreement in its financial statements and has not disclosed in detail the nature of the triggers under this agreement.

In view of the foregoing, the Company does not consider the settlement agreement to be a material agreement to the Company such that it would be required to be filed pursuant to Item 601 of Regulation S-K.

* * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately responds to the Comment Letter. Please do not hesitate to call me at (858) 550-6070 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ STEVEN M. PRZESMICKI

Steven M. Przesmicki

Dan L. Halvorson, DivX, Inc.

David J. Richter, Esq., DivX, Inc.

Pam Capelo, Esq., DivX, Inc.

Kenneth J. Rollins, Esq., Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM